[LETTERHEAD OF GIORDANO, HALLERAN & CIESLA]

                                                        June 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

      RE:   Foodarama Supermarkets, Inc.
            Amendment No. 2 to Schedule 13E-3
            Filed June 1, 2006
            File No. 005-32085

            FSM-Delaware
            Amendment No. 2 to Registration Statement on Form S-4
            Filed June 1, 2006
            File No. 333-132745

            Foodarama Supermarkets, Inc.
            Schedule 13E-3
            Filed June 1, 2006
            File No. 005-32085

            Foodarama Supermarkets, Inc.
            Schedule TO
            Filed June 1, 2006 by Saker Holdings Corp. et. al.
            File No. 005-32085

Ladies and Gentlemen:

      The following sets forth the comments made by the Staff on the above captioned Amendment No. 2 to Schedule 13E-3, Amendment No. 2 to Registration Statement on Form S-4, Schedule 13E-3 and Schedule TO in its letter dated June 9, 2006 and the responses thereto:

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                   [LETTERHEAD OF GIORDANO, HALLERAN & CIESLA]

Securities and Exchange Commission
June 12, 2006
Page 2

Schedule 13E-3

1. We note your response to comment 2 of our letter dated May 24, 2006; however, we reissue that part of our comment asking you to file the Blair presentations dated January 20 and 27, 2006 as exhibits to this Schedule 13E-3. We note your statements that neither draft was intended to serve as the basis for a board decision regarding the transaction or for a determination of the consideration to be received, and that the two preliminary presentations are substantially similar to the March 2, 2006 final presentation. Please note, however that Item 1015(a)of Regulation M-A refers to any report that is materially related to the consideration and the fairness of the consideration being offered to security holders. Refer to Myers Parking System (Exchange Act Rel. No. 26069, September 12,
      1988) and Charles L. Ephraim (No Action Letter, September 30, 1987). Note that you may include disclosure to clarify the weight given to these reports by the company's Board of Directors and that Blair issued only one opinion even if it prepared more than one report.

      Response - Blair has advised us that it does not consider its preliminary presentations dated January 20 and 27, 2006 to be reports pursuant to Item 1015(a) of Regulation M-A. Nevertheless, with Blair's concurrence, we have filed those presentations as exhibits to the Schedule 13E-3 with a legend that each preliminary presentation was not made in the context of rendering an opinion as to the fairness of the transaction consideration and is not to be considered a fairness opinion. In addition, we added language on page 34 that the March 2 opinion was the only opinion that Blair rendered regarding the transaction.

S-4

2. We note that you have added disclosure regarding telephone and internet voting. Please describe, here and on page 61, the procedure for shareholders to vote by phone or by the internet.

      Response - Disclosure has been added on pages 14 and 59 in response to the above comment.

3. We note your response to comment 6 of our letter dated May 24, 2006. Please revise to include the substance of your proposed response in your disclosure.

      Response - Disclosure has been added on pages 24 and 28 in response to the above comment.

                   [LETTERHEAD OF GIORDANO, HALLERAN & CIESLA]

Securities and Exchange Commission
June 12, 2006
Page 3

Recommendation of the Special Committee, page 47

4. We note your response to comment 12 of our letter dated May 24, 2006. Please revise to clarify that all of Blair's analyses were conducted with a view to determining the going concern value of Foodarama, as stated in your response.

      Response -Disclosure has been added on page 48 in response to the above comment.

Schedule TO-C

Offer to Purchase

Certain Conditions to the Offer

5. We reissue comment 31. While you may retain the disclosure in the Summary Term Sheet, please describe all of the conditions to the offer in this section of the offer document that sets forth those conditions.

      Response - We propose to revise disclosure set forth under the caption "Certain Conditions to the Offer" to include a description of the Majority of the Minority Condition, the Minimum Tender Condition, the Share Exchange Condition and Financing Condition by inserting the following bullets:

            o the majority of the Minority Condition, which requires that there be validly tendered and not withdrawn at least a majority of the outstanding Shares, shall not have been satisfied;

            o the Minimum Tender Condition, which requires that there shall be validly tendered and not withdrawn a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Shares, shall not have been satisfied;

            o the Share Exchange Condition, which requires that the Company's shareholders approve an Agreement and Plan of Share Exchange pursuant to which each outstanding Share will be exchanged for one share of common stock of FSM-Delaware shall not have been satisfied;

            o the Financing Condition, which requires that the Purchaser receive the proceeds of the financing it has arranged to purchase the Shares, shall not have been satisfied.

                   [LETTERHEAD OF GIORDANO, HALLERAN & CIESLA]

Securities and Exchange Commission
June 12, 2006
Page 4

      Please note that in addition to the changes in the Proxy
Statement/Prospectus made in response to the above comments, we have added financial information for the twenty six week period ended April 29, 2006 on page 104 of the Proxy Statement/Prospectus.

      We plan to file a Schedule TO-T (including a revised Offer to Purchase) on or about June 16, 2006.

      If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 741-3900.

                                                Very truly yours,


                                                PHILIP D. FORLENZA

JAA/db
cc:   H. Christopher Owings (w/encls.)
      Dan Duchovny (w/encls.)
      Peggy Kim (w/encls.)
      Richard J. Saker
      Michael Shapiro
      Michael W. Zelenty
      Philip Reitz